Exhibit 3.36

ARTICLES OF ORGANIZATION

OF

AVIATION I, LLC

a Nevada limited-liability company

KNOW ALL MEN BY THESE PRESENTS:

That we, the undersigned, for the purpose of association to establish a limited-liability company for the transaction of business and the promotion and conduct of the objects and purposes hereinafter state, pursuant to Nevada Revised Statues Chapter 86, do make, record, and file these Articles of Organization in writing.

AND WE DO HEREBY CERTIFY:

FIRST: The name of the Company is:

AVIATION I, LLC

a Nevada limited-liability company

SECOND: The office where records will be maintained in the State of Nevada is to be located at 7201 W. Lake Mead Blvd., Suite 400, Las Vegas, NV 89128, and the Agent for Service of Process and Resident agent shall be Randy L. Taylor. The Company may also maintain an office or offices at such other places within or outside the State of Nevada, as it may from time to time determine. Company business of every kind and nature may be conducted, and meetings of members and managers held outside the State of Nevada, the same as in the State of Nevada.

THIRD: The Company may engage in any lawful activity.

FOURTH: The Company may admit new members upon such terms and conditions as may be specified by the existing members, only upon the unanimous written consent of the existing member. A new member may be substituted for an existing member upon the unanimous written consent of the remaining members. The Company may continue its business upon the death, retirement, resignation, expulsion, bankruptcy, or dissolution of a member or the occurrence of any other event which terminates his or her continued membership in the Company upon the unanimous written consent of the remaining members. The initial members or organizers of the Company shall be:

NAME	ADDRESS

Citadel Broadcasting Company	7201 W. Lake Mead Blvd., Ste 400
Las Vegas, Nevada 89128

FIFTH: No member or manager of this Company shall be liable to the Company or its members for any breach of fiduciary duty as member or manager of the Company. This provision shall not affect liability for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law.

The members and managers of the Company are not liable under a judgment, decree, or order of a court, or in any other manner, for a debt, obligation, or liability of the Company. All expenses incurred by members or managers in defending an administrative, investigative, civil or criminal action, suit, or proceeding, related in any manner to the business of the Company, must be paid by the Company as they are incurred in advance of final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of a member or manager to repay the amount if it is ultimately determined by a court of competent jurisdiction, that he or she did not act in good faith, in the manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, with no reasonable cause to believe his conduct was unlawful.

SIXTH: The business of the Company shall be conducted by managers elected by the members. The name and post office address of the initial manager is as follows:

NAME	ADDRESS

Citadel Broadcasting Company	7201 W. Lake Mead Blvd., Suite 400
Las Vegas, Nevada 89128

Only the manager may act on behalf of the Company.

SEVENTH: This Company shall exist for thirty (30) years from the date of its creation unless sooner dissolved pursuant to the law of the State of Nevada, or these Articles of Organization or the Operating Agreement of the Company.

EXECUTED this 28th Day of January, 2003.

/s/ Randy L. Taylor
Randy L. Taylor, VP Finance Citadel Broadcasting Company, Managing Member

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